SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G/A
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)(1)


                                  HAGGAR CORP.
                          ---------------------------
                                (Name of Issuer)


                          Common Stock, $.10 par value
                          ---------------------------
                         (Title of Class of Securities)


                                    405173105
                          ---------------------------
                                 (CUSIP Number)


                                December 31, 2000
                          ---------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  |_|Rule 13d-1(b)

                  |X|Rule 13d-1(c)

                  |_| Rule 13d-1(d)

 (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject
     class  of  securities,   and  for  any  subsequent   amendment   containing
     information that would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages

CUSIP No.   405173105                  SCHEDULE 13G           Page 2 of 5 Pages
--------------------------                              -----------------------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          Gerald Van Tsai
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|_|
                                                                     (b)|X|
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------
                            5        SOLE VOTING POWER

                                      342,800
                            ---------------------------------------------------
         NUMBER OF          6        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                  712,625
         OWNED BY           ---------------------------------------------------
           EACH             7        SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                     342,800
           WITH             ---------------------------------------------------
                            8        SHARED DISPOSITIVE POWER

                                     712,625
-------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          712,625
-------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                                                                SHARES*    |_|
-------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          10.9%
-------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).        Name of Issuer:

                  HAGGAR CORP.

Item 1(b.)        Address of Issuer's Principal Executive Offices:

                  6113 Lemmon Avenue, Dallas, TX 75209


Item 2(a).        Name of Persons Filing:

                  Gerald Van Tsai

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  P.O. Box 900, Hanover, NH 03755

Item 2(c).        Citizenship:

                  U.S.A.

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.10 per share

Item 2(e).        CUSIP Number:

                  405173105


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)      |_| Broker or dealer registered under Section 15 of the Exchange Act;

(b)      |_| Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)      |_| Insurance company as defined in Section 3(a)(19) of the Exchange
             Act;

(d)      |_| Investment company registered under Section 8 of the Investment
             Company Act;

(e)      |_| An investment adviser in accordance with Rule 13d-1(b)(ii)(E);

(f)      |_| An employee benefit plan or endowment fund in accordance with Rule
             13d-1(b)(1)(ii)(F);

(g)      |_| A parent holding company or control person in accordance with Rule
             13d-1(b)(ii)(G)

(h)      |_| A savings association as defined in Section 3(b) of the Federal
             Deposit Insurance Act;

(i)      |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)      |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

     If this statement is filed pursuant to Rule 13d-1(c), check this box:  |X|

Item 4.  Ownership

      Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

         (a)      Amount beneficially owned:

         712,625 shares of Common Stock, which consists of (i) 342,800 shares held of record by Gerald Van Tsai; (ii) 183,250 shares held of record by Mr. Tsai's spouse; (iii) 23,700 shares held in trust for one of Mr.

                               Page 3 of 5 Pages

         Tsai's sons; (iv) 43,900 shares of Common Stock held of record by one of Mr. Tsai's sons; (v) 43,300 shares held in trust for Mr. Tsai's daughter; (vi) 5,800 shares held of record by Mr. Tsai's daughter;
         (vii) 28,500 shares of Common Stock held in trust for another son of Mr. Tsai; (viii) 5,975 shares of Common Stock held of record by one of Mr. Tsai's sons; (ix) 19,500 shares of Common Stock held of record by Mr. Tsai's mother; and (x) 15,900 shares of Common Stock held of record by Mr. Tsai's mother and her husband.

         (b)      Percent of Class:

         10.9% (The percentage of beneficial ownership reflected in this statement is based upon 6,530,366 shares of Common Stock outstanding at December 4, 2000, which number is set forth in the Issuer's annual report on Form 10-K (file No. 0-20850) for the fiscal year ended September 30, 2000, filed with the Securities and Exchange Commission on December 21, 2000.

         (c)      Number of shares as to which person has:

         (i) Sole power to vote or direct the vote -- 342,800 (ii) Shared power to vote or direct the vote -- 712,625 (iii)Sole power to dispose or direct the disposition of -- 342,800 (iv) Shared power to dispose or direct the disposition of -- 712,625


Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         The right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's common stock, is held by immediate family members of the reporting person, none of whom has such right or power with respect to five percent or more of the Issuer's common stock.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         None.


Item 8.  Identification and Classification of Members of the Group.

         None.


Item 9.  Notice of Dissolution of Group.

         None.


Item 10. Certifications.


         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 4 of 5 Pages

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 12, 2001


                                                   /s/ Gerald Van Tsai
                                                   --------------------------
                                                   Gerald Van Tsai

Page 5 of 5 Pages